Prospectus	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147845

7,533,333 Shares

This prospectus relates to the resale of up to 7,533,333 shares of common stock. All of the shares, when sold, will be sold by the selling stockholders identified in this prospectus and any prospectus supplement. The selling stockholders may sell their common stock from time to time at prevailing market prices. We will not receive any proceeds from the sales by the selling stockholders.

Our common stock is quoted on the OTC Bulletin Board, under the symbol “CRDT.”  On November 30, 2007, the last sale price for our common stock on the OTC Bulletin Board was $0.20.

No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of common stock by the selling stockholders will be placed in escrow, trust or any similar account. There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering other than customary brokerage and sales commission. Selling stockholders will pay no offering expenses other than those expressly identified in this prospectus.

This offering is highly speculative and these securities involve a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2007.

ii

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, and incorporated by reference into, this prospectus. It does not contain all of the information that is important to you. You should read this entire prospectus (including the material incorporated by reference into this prospectus) carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and related notes, before deciding to invest in shares of our common stock. Unless context indicates otherwise, the terms “the Company”, “we”, “us”, or “our” in this prospectus refer to Crdentia Corp.

General

We are a provider of healthcare staffing services, focusing on the areas of travel nursing, per diem staffing, contractual clinical services, physician staffing, allied services and private duty home care. Our travel nurses are recruited domestically as well as internationally, and placed on temporary assignments at healthcare facilities across the United States. Our per diem nurses are local nurses placed at healthcare facilities on short-term assignments. Our contractual clinical services group provides complete clinical management and staffing for healthcare facilities. Our physicians contract with us to perform medical services for healthcare organizations for a specified length of time. Our allied services primarily consist of diagnostic imaging, respiratory, laboratory, therapies and administrative modalities and our private duty home care group provides nursing case management and staffing for skilled and non-skilled care in the home. We consider the different services described above to be one segment as each of these services relate solely to providing healthcare staffing to customers that are healthcare providers and utilize similar distribution methods, common systems, databases, procedures, processes and similar methods of identifying and serving these customers.

In 2005, 2006 and the nine months ended September 30, 2007, approximately 41%, 26% and 11%, respectively, of our revenue was derived from the placement of travel nurses on assignment, typically 13 weeks in length. Such assignments generally involve temporary relocation to the geographic area of the assignment. We also provide per diem nurses to satisfy the very short-term needs of healthcare facilities. Per diem services provided 51% of our revenue in 2005, 54% of our revenue in 2006 and 73% of our revenue in the nine months ended September 30, 2007. The balance of our revenue in 2005, 2006 and the nine months ended September 30, 2007 came from providing clinical management and staffing to healthcare facilities, private duty home care, locum tenens revenue and allied services. We anticipate there are growth opportunities in these areas and intend to pursue such opportunities as they arise. Historically, most of our customers have been acute care hospitals located throughout the continental United States.

With the existing and growing shortage of nurses in the United States, we believe there is an opportunity to build a significant company in the field of healthcare staffing services. We intend to pursue this opportunity through organic growth of our existing businesses and through the continued acquisition of complementary companies in this sector. We believe that temporary staffing companies must consolidate in order to thrive. The success of the large industry leaders is indicative of the efficiency, both in operations as well as capital formation, of this strategy. Smaller companies in this sector will increasingly be at a competitive disadvantage in the marketplace because technology, operating efficiency and breadth of service will soon be the key to successful operations.

Growth Strategy

We did not have any revenue in 2003 until we completed our first acquisition in August 2003. During 2003, we pursued our operational plan of acquiring companies in the healthcare staffing field and completed acquisitions of four companies. We purchased two companies in 2004, three companies in 2005 and one company in 2006, and we recently completed the acquisitions of ATS Universal, LLC on October 29, 2007 and Medical People Healthcare Services, Inc. on November 14, 2007. We have contracted with more than 1,500 healthcare facilities across 49 states and the District of Columbia. We anticipate continuing our plan to acquire specialized companies in the healthcare staffing field for the foreseeable future, particularly in the Sunbelt region of the U.S., where we believe we can leverage our existing network of hub offices.

Corporate Information

We were incorporated under the laws of the State of Delaware on November 10, 1997 under the name of Digivision International, Ltd. Our name was changed to Lifen, Inc. on June 22, 2000 and to Crdentia Corp. on May 28, 2003. Our principal executive offices are located at 5001 LBJ Freeway, Suite 850, Dallas, Texas 75244 and our telephone number is (972) 850-0780. This prospectus and any prospectus supplements issued in relation to it contain trademarks of Crdentia Corp. and its affiliates and may contain trademarks, trade names and service marks of other parties.

THE OFFERING

Common stock offered by selling stockholders	7,533,333
Common stock outstanding(1)	51,224,649
Percentage of outstanding common stock being registered in this offering	14.7%
Use of proceeds	We will not receive any proceeds from the sale of the common stock.
OTC Bulletin Board Symbol	CRDT

(1)                                  As of November 27, 2007.

ISSUANCES OF COMMON STOCK

The shares of common stock being offered by the selling stockholders were issued by us in the following transaction:

October and November 2007 Private Placement

On October 26, 2007, we entered into and completed an initial closing on a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors for the private placement of 15,666,667 shares of common stock at a price of $0.30 per share and warrants to purchase up to 7,833,333 shares of common stock, for aggregate proceeds of $4,700,000. On November 13, 2007, we entered and completed a second closing of the Purchase Agreement with certain investors for the private placement of 3,500,000 shares of common stock at a price of $0.30 per share and warrants to purchase up to 1,750,000 shares of common stock for aggregate proceeds of $1,050,000 (collectively with the October 26, 2007 first closing of the Purchase Agreement, the “Private Placement”). The warrants are immediately exercisable, have an exercise price of $0.35 per shares and have a five year term. The shares have been and will be issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. We also entered into a Registration Rights Agreement with the investors, pursuant to which we have agreed to cause a resale registration statement covering the shares sold pursuant to the Purchase Agreement and the shares issuable upon exercise of the warrants to be filed within 30 days after the closing date. Effective November 30, 2007, the Registration Rights Agreement was amended to eliminate the requirement that the shares issuable upon exercise of the warrants be covered by a registration statement. In addition, on November 30, 2007, C. Fred Toney, MedCap Partners LP, MedCap Master Fund LP and FatBoy Capital, L.P. waived the requirement that the shares purchased by them in the Private Placement be covered by this registration statement.

The proceeds from the Private Placement were used to finance our acquisitions of ATS Universal, LLC and Medical People Healthcare Services, Inc., which closed on October 29, 2007 and November 14, 2007, respectively.

C. Fred Toney C. Fred Toney, the Chairman of our board of directors, is the managing member of MedCap Management and Research LLC, the general partner of MedCap Partners LP and MedCap Master Fund LP. Mr. Toney, individually and through affiliated entities, invested $1,850,000 in the Private Placement, for a total of 6,166,667 shares of common stock and warrants to purchase 3,083,333 shares of common stock. Mr. Toney abstained from the board of directors’ vote in favor of the Private Placement. The affiliated entities advanced $470,000 of funds during September 2007, which were credited towards their investment in the Private Placement. All of the participants in the Private Placement other than FatBoy Partners, L.P, Mr. Toney, MedCap Partners LP and MedCap Master Fund LP, are identified as selling stockholders in this prospectus.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus before you decide whether to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In those circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Our independent registered public accounting firm issued a going concern opinion on our financial statements, questioning our ability to continue as a going concern.

Our independent registered public accounting firm’s opinion on our 2006 financial statements includes an explanatory paragraph indicating substantial doubt about our ability to continue as a going concern. Since our inception, we have operated with limited operating capital, and we continue to face immediate and substantial cash needs. We have limited cash resources and will need to raise additional capital through public or private financings or other arrangements in order to meet current commitments and continue development of our business. We will need to raise additional funds during the next twelve months to satisfy debt service requirements of approximately $2.5 million in January 2008 and working capital needs of between $500,000 and $1,000,000 over the next twelve months. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us. If we are not successful in raising capital in the short-term we could be unable to meet payroll costs. Failure to raise additional capital when needed could cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity and debt securities and loan facilities. Although we will need to raise funds in the near future, there can be no assurance that we will be successful in consummating any fundraising transaction, or if we do consummate such a transaction, that its terms and conditions will not require us to give investors warrants or other valuable rights to purchase additional interest in our company, or be otherwise unfavorable to us. Among other things, the agreements under which we issued some of our existing securities include, and any securities that we may issue in the future may also include, terms that could impede our ability to raise additional funding. Our projected cash needs are based on management’s current assumptions regarding our business, including some degree of organic growth. This growth may not materialize and our assumptions could prove to be inaccurate. We have been inaccurate in projecting our cash needs in the past. The issuance of additional securities could impose additional restrictions on how we operate and finance our business. In addition, our current debt financing arrangements involve significant interest expense and restrictive covenants that limit our operations.

We have a history of losses, and we may not achieve or maintain profitability.

We have experienced operating and net losses in each fiscal quarter since our inception, and as of September 30, 2007, we had an accumulated deficit of $132.2 million. We incurred a net loss of $1.9 million for the quarter ended September 30, 2007. We will need to increase revenues and reduce operating expenses to achieve profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our management may not be able to accurately project or give any assurance with respect to our ability to control development and operating costs and/or expenses in the future. Consequently, as we expand our commercial operations, management may not be able to control costs and expenses adequately, and such operations may generate losses. If our operating expenses exceed our expectations, our financial performance will be adversely affected. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

We may face difficulties identifying acquisitions and integrating these acquisitions into our operations. These acquisitions may be unsuccessful, involve significant cash expenditures or expose us to unforeseen liabilities.

We continually evaluate opportunities to acquire healthcare staffing companies that complement or enhance our business and frequently have preliminary acquisition discussions with such companies. Since 2003, we have acquired twelve businesses. These acquisitions involve numerous risks, including:

•                  potential loss of revenues following the acquisition;

•                  difficulties integrating acquired personnel and distinct cultures into our business;

•                  difficulties integrating acquired companies into our operating, financial planning and financial reporting systems;

•                  diversion of management attention from existing operations; and

•                  assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with healthcare regulations.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could seriously harm our financial condition and results of operations. We may fail to achieve expected efficiencies and synergies. Any acquisition may ultimately have a negative impact on our business and financial condition. We may have difficulty in successfully completing planned acquisitions, which could result in significant cash expenditures for legal and accounting services and take up significant time and attention of management.

There is a limited public market for our common stock, and the trading price of our common stock is subject to volatility.

The quotation of shares of our common stock on the OTC Bulletin Board began in 2003. There can be no assurances that an active public market will develop or continue for our common stock. The trading price of our common stock is subject to significant fluctuations. Factors affecting the trading price of our common stock may include:

•                  variations in our financial results;

•                  announcements of innovations, new solutions, strategic alliances or significant agreements by us or by our competitors;

•                  recruitment or departure of key personnel;

•                  changes in estimates of our financial results or changes in the recommendations of any securities analysts that elect to follow our common stock;

•                  market conditions in our industry, the industries of our customers and the economy as a whole; and

•                  sales of substantial amounts of our common stock, or the perception that substantial amounts of our common stock will be sold, by our existing stockholders in the public market.

Our need to raise additional capital in the future could have a dilutive effect on your investment.

Based on current cash flow projections which contain revenue growth from current operations as well as new acquisitions, we anticipate needing to raise additional capital in the future in order for us to continue to operate our business. We will need to raise additional funds during the next twelve months to satisfy debt service requirements of approximately $2.5 million in January 2008 and working capital needs of between $500,000 and $1,000,000 over the next twelve months. Since the beginning of 2007, we have raised $4.9 million through the sale of common stock at $0.60 per share in eleven closings of a private placement and $5.7 million through the sales of common stock at $0.30 per share in two closings of the private placement. In addition to raising money through subsequent closings of the private placement, we may raise additional capital through the public or private sale of common stock or securities convertible into or exercisable for our common stock. Such sales could be consummated at a significant discount to the trading price of our stock.

If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that our existing stockholders own. In addition, private placement financings could involve the issuance of securities at a price per share that represents a discount to the trading prices listed for our common stock on the OTC Bulletin Board. Depending upon the price per share of securities that we sell in the future, a stockholder’s interest in us will be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional anti-dilution adjustments or dispute the calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to affect dilutive securities issuances or adjustments to previously issued securities. In addition, future financings may include provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes. In addition, these provisions could require us to record additional non-cash expenses.

Our credit facility and revolving note impose significant expenses on us and we could incur significant additional expenses in the event of default.

In January 2007, we delivered a Master Revolving Note in the amount of $2.4 million to Comerica Bank (the “Comerica Revolving Note”). In February 2007, we entered into a $10 million working capital facility with Systran Financial Services Corporation (the “Working Capital Facility”). In connection with our entry into these credit arrangements with Comerica and Systran, we terminated our existing revolving credit facility with Bridge Healthcare Finance, LLC and term loan credit facility with Bridge Opportunity Finance, LLC. The new Working Capital Facility and Comerica Revolving Note involve significant interest expenses. The Working Capital Facility has an initial term of 48 months, and we are obligated to pay Systran certain fees upon early termination in the event the arrangement is terminated prior to the end of the term. Upon the occurrence of certain events of default, Systran may immediately collect any obligation owing to Systran under the Working Capital Facility. The Comerica Revolving Note provides that, upon the occurrence of certain events of default, Comerica may, without prior notice to us, declare any or all of the indebtedness payable under the note immediately due and payable. Our failure to pay required interest expenses and other fees or to otherwise satisfy the terms of these credit arrangements would have a material adverse affect on us.

The agreements governing the convertible debentures contain covenants and restrictions that may limit our ability to operate our business.

The terms of our 2006 convertible debentures limit our ability to, among other things, declare or pay dividends or distributions on any equity securities, create or incur additional indebtedness, create additional liens on our assets and repurchase common stock. These restrictions could adversely affect our ability to borrow additional funds or raise additional equity to fund our future operations. In addition, if we fail to comply with any of the covenants contained in the agreements or otherwise default on the convertible debentures, the holders may accelerate the indebtedness, and we may not have sufficient funds available to make the required payments.

MedCap Partners L.P. controls a significant amount of our outstanding capital stock, and this may delay or prevent a change of control of the company or adversely affect our stock price.

MedCap Partners L.P. and MedCap Master Fund L.P. (the “MedCap Funds”) control a significant portion of our outstanding capital stock. In addition, C. Fred Toney, Chairman of our board of directors, is the managing member of MedCap Management & Research LLC, the general partner of the MedCap Funds. MedCap is able to exercise influence over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions, including transactions involving an actual or potential change of control of the company or other transactions that the non-controlling stockholders may deem to be in their best interests and in which such stockholders could receive a premium for their shares.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to comply with public company regulations.

As a public company, we incur significant legal, accounting and other expenses that we would not otherwise incur if we were a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC have imposed various requirements on public companies, including changes in corporate governance practices. The Sarbanes-Oxley Act requires us to maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight are required. Our management and other personnel need to devote a substantial amount of time to these requirements. We have limited internal financial and accounting resources, and these resources may not be sufficient to support our required compliance with these rules and regulations. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

In addition, commencing in fiscal 2007, we must now perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 requires that we incur substantial expense and expend significant management efforts. If we identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

If we do not continue to attract and retain key employees our business could suffer.

We are dependent upon the personal efforts of our management team. The loss of any of our officers or directors could have a material adverse effect upon our business and future prospects. In particular, we depend on our Chief Executive Officer, John Kaiser. We do not presently have key-person life insurance upon the life of any of our officers or directors. Additionally, as we continue our planned expansion of commercial operations, we will require the services of additional skilled personnel. There can be no assurance that we can attract persons with the requisite skills and training to meet our future needs or, even if such persons are available, that they can be hired on terms favorable to us.

Our success also depends on our ability to attract and retain qualified and skilled sales personnel who engage in selling and business development for our services. The available pool of qualified sales personnel candidates is limited. We commit substantial resources to the recruitment, training, development and operational support of our sales personnel. There can be no assurance that we will be able to recruit, develop and retain qualified sales personnel in sufficient numbers or that our sales personnel will achieve productivity levels sufficient to enable growth of our business. Failure to attract and retain productive sales personnel could adversely affect our business, financial condition and results of operations.

If we are unable to attract qualified nurses and healthcare professionals for our healthcare staffing business, our business could be negatively impacted.

We rely significantly on our ability to attract and retain nurses and healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients’ needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting temporary healthcare professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our losses could increase. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

The temporary staffing industry is highly competitive and the success and future growth of our business depends upon our ability to remain competitive in obtaining and retaining temporary staffing clients.

The temporary staffing industry is highly competitive and fragmented, with limited barriers to entry. We compete in national, regional and local markets with full-service agencies and in regional and local markets with specialized temporary staffing agencies. Some of our competitors include AMN Healthcare Services, Inc., Cross Country, Inc., Medical Staffing Network Holdings, Inc. and On Assignment, Inc. All of these companies have significantly greater marketing and financial resources than we do. Our ability to attract and retain clients is based on the value of the service we deliver, which in turn depends principally on the speed with which we fill assignments and the appropriateness of the match based on clients’ requirements and the skills and experience of our temporary employees. Our ability to attract skilled, experienced temporary professionals is based on our ability to pay competitive wages, to provide competitive benefits, to provide multiple, continuous assignments and thereby increase the retention rate of these employees. To the extent that competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues and our margins could decline, which could seriously harm our operating results and cause the trading price of our stock to decline. As we expand into new geographic markets, our success will depend in part on our ability to gain market share from competitors. We expect competition for clients to increase in the future, and the success and growth of our business depends on our ability to remain competitive.

Our business depends upon our continued ability to secure and fill new orders from our hospital and healthcare facility clients, because we do not have long-term agreements or exclusive contracts with them.

We generally do not have long-term agreements or exclusive guaranteed order contracts with our hospital and healthcare facility clients. The success of our business depends upon our ability to continually secure new orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to place orders with our competitors and may choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Fluctuations in patient occupancy at our clients’ hospitals and healthcare facilities and/or nurse turnover rates may adversely affect the demand for our services and therefore the profitability of our business.

Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients’ facilities. When occupancy increases, hospitals and other healthcare facilities often add temporary employees before full-time employees are hired. As occupancy decreases, hospitals and other healthcare facilities typically reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our clients’ hospitals and healthcare facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and the effect on our revenues and earnings.

We could be difficult to acquire due to anti-takeover provisions in our charter documents and Delaware law.

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of us. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, including the approval of the transaction by the board of directors or the corporation’s stockholders, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of us. These factors could limit the price that investors or an acquirer may be willing to pay in the future for shares of our common stock.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or be subject to injunctions or cease and desist orders.

Except as noted below, our business is generally not subject to the extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil or criminal penalties or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services.

As a result of our acquisition of ATS Universal in October 2007, we are reimbursed under Medicaid programs for a portion of the services we provide, and are subject to the complex and extensive laws relating to those programs. Adverse changes in Medicaid reimbursement rates may harm our business. Further, we could suffer civil and/or criminal penalties and/or be excluded from participating in Medicaid and other healthcare programs if we fail to comply with the applicable laws and regulations.

In addition, improper actions by our employees and other service providers may subject us to regulatory and litigation risk.

Further government regulations or healthcare reform could negatively impact our business opportunities, revenues and margins.

Although our operations are not currently subject to any significant government regulations, it is possible that, in the future, such regulations may be created. Although we cannot predict the likelihood or extent of such future regulations, the possibility exists that future unforeseen changes may have an adverse impact on our ability to continue or expand our operations as presently planned.

The United States government has undertaken efforts to control increasing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the recent past, the United States Congress has considered several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While Congress did not adopt any comprehensive reform proposals, members of Congress may raise similar proposals in the future. If any of these proposals are approved, hospitals and other healthcare facilities may react by spending less on healthcare staffing, including nurses. If this were to occur, we would have fewer business opportunities, which could seriously harm our business.

State governments have also attempted to control increasing healthcare costs. For example, the State of Massachusetts has recently implemented a regulation that limits the hourly rate payable to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses’ aides. The State of Minnesota has also implemented a statute that limits the amount that nursing agencies may charge nursing homes. Other states have also proposed legislation that would limit the amounts that temporary staffing companies may charge. Any such current or proposed laws could seriously harm our business, revenues and margins.

Furthermore, third party payers, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payers could reduce the demand or the price paid for our staffing services.

Significant legal actions could subject us to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, we may be subject to claims related to torts or crimes committed by our employees or temporary healthcare professionals. In some instances, we are required to indemnify our clients against some or all of these risks. A failure of any of our employees or healthcare professionals to observe our policies and guidelines intended to reduce these risks, or to observe relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations, could result in negative publicity, payment of fines or other damages. Our professional malpractice liability insurance and general liability insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage or if our insurers deny coverage we may be exposed to substantial liabilities.

We may be legally liable for damages resulting from our hospital and healthcare facility clients’ mistreatment of our healthcare personnel.

Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment, negligence and other similar activities by our hospital and healthcare facility clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified healthcare professionals in the future.

We have a substantial amount of goodwill and other intangible assets on our balance sheet. Our level of goodwill and other intangible assets may have the effect of decreasing our earnings or increasing our losses.

As of September 30, 2007, we had $12.2 million of goodwill and other unamortized intangible assets on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At September 30, 2007, goodwill and other intangible assets represented 63% of our total assets. An impairment charge of goodwill to earnings would have the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to write down a substantial amount of goodwill, our stock price could be adversely affected. As a result of the loss of customer base in some operations, the closure or sale of certain operations, our impairment analysis of goodwill required a charge for impairment of goodwill of $10.0 million in 2006 and $3.1 million in 2007. We also lost certain customer relationships that were obtained with the TravMed acquisition which necessitated a write-down of $123,000 in 2006 related to intangibles assigned to these customer relationships.

Demand for medical staffing services is significantly affected by the general level of economic activity and unemployment in the United States.

When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies, including our hospital and healthcare facility clients, reduce their use of temporary employees before laying-off full-time employees. In addition, we may experience more competitive pricing pressure during periods of economic downturn. Therefore, any significant economic downturn could have a material adverse impact on our financial position and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the material incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), availability of temporary professionals, financing, revenue, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the preceding paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement. Market data used in information incorporated by reference into this prospectus, including information relating to our relative position in the independent staffing industry, is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.

USE OF PROCEEDS

All net proceeds from the disposition of the common shares covered by this prospectus or interests therein will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock or interests therein by the selling stockholders.

DIVIDEND POLICY

We have not declared nor paid any cash dividend on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business. We do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our Board of Directors, in its discretion, and will depend on our financial condition, operating results, capital requirements and other factors that our Board of Directors considers significant.

SELLING STOCKHOLDERS

The following table sets forth, as of November 27, 2007, the names of the selling stockholders, the number of shares of our common stock beneficially owned by such selling stockholders before and after this offering, and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares or interests therein. Any supplement to this prospectus may contain additional or varied information about the selling stockholder and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares covered hereby, and the aggregate amount of the shares offered that is beneficially owned by each person. This information will be obtained from the selling stockholder and/or additional holders.

Shares listed under the column “Shares Offered by this Prospectus” represent the number of shares that may be sold by the selling stockholders pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock split, stock dividend, or similar transaction which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares Beneficially Owned After the Offering” assumes the selling stockholder sells all of its shares covered hereby to unaffiliated third parties, that the selling stockholders will acquire no additional Crdentia Corp. common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. The selling stockholders may dispose of all, part or none of their shares.

For purposes of the table below, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from November 27, 2007 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which it provided to us the information regarding its shares of common stock.

No selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

	Shares Beneficially Owned Prior to the Offering			Shares Offered by	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number		Percent(1)	this Prospectus	Number		Percent

Black Forest International, LLC(2) c/o BGCU, LLC 2038 Corte del Nogal, Suite 1100 Carlsbad, CA 92011	2,523,248	(3)	4.89	833,333	1,689,915	(3)	3.27

Catalysis Partners, LLC(4) c/o Francis Capital Management 429 Santa Monica Blvd., Suite 320 Santa Monica, CA 90401	361,666	(5)	*	180,000	181,666	(5)	*

	Shares Beneficially Owned Prior to the Offering			Shares Offered by	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Number		Percent(1)	this Prospectus	Number		Percent

Catalysis Offshore, Ltd. (4) c/o Francis Capital Management 429 Santa Monica Blvd., Suite 320 Santa Monica, CA 90401	305,000	(6)	*	153,333	151,667	(6)	*

Intertec Healthcare Partners, L.P.(7) c/o Intertec Group 5980 Horton Street, Suite 390 Emeryville, CA 94608	1,250,000	(8)	2.42	833,333	416,667	(8)	*

Sandra L. Jones Revocable Trust c/o Sandra L. Jones 930 Tahoe Blvd., Suite 802-193 Incline Village, NV 89451	717,460	(9)	*	333,333	384,127	(9)	*

H. William Kuni Trust c/o H. William Kuni 450 Arenas Street La Jolla, CA 92037	330,395	(10)	*	200,000	130,395	(10)	*

Latin Healthcare Investments, LLC(11) c/o William Chase 30 Nagos Park, Suite 210 Acton, MA 01720	3,750,000	(12)	7.15	2,500,000	1,250,000	(12)	2.38

Patrick Latteral Living Trust c/o Crdentia Corp. 5001 LBJ Freeway, Suite 850 Dallas, TX 75244	500,000	(13)	*	333,333	166,667	(13)	*

Jeffrey Peterson 4354 Harriet Avenue South Minneapolis, MN 55409	250,000	(14)	*	166,667	83,333	(14)	*

Norman C. Roberts Trust(15) 2810 Hidden Valley Road La Jolla, CA 92037	1,000,000	(16)	1.95	333,333	666,667	(16)	1.30

Valens Offshore SPV I, Ltd. (17) c/o Valens Capital Management, LLC 335 Madison Avenue, 10th Floor New York, NY 10017	2,500,000	(18)	4.80	1,666,667	833,333	(18)	1.60

*                                         Less than one percent.

(1)                                  Percentage ownership is based on 51,224,649 shares of our common stock outstanding as of November 27, 2007.

(2)                                  WSITE International Foundation and Fundacion De Las Mercedes have voting and dispositive power on behalf of Black Forest International, LLC.

(3)                                  Includes 416,667 shares issuable pursuant to immediately exercisable warrants.

(4)                                  John P. Francis has voting and dispositive power on behalf of Catalysis Partners, LLC and Catalysis Offshore, Ltd.

(5)                                  Includes 90,000 shares issuable pursuant to immediately exercisable warrants.

(6)                                  Includes 76,667 shares issuable pursuant to immediately exercisable warrants.

(7)                                  Intertec Healthcare Partners, L.P. is managed by Intertec Health Management LLC. Ruediger Naumann-Etienne has voting and investment power over the securities.

(8)                                  Includes 416,667 shares issuable pursuant to immediately exercisable warrants.

(9)                                  Includes 166,667 shares issuable pursuant to immediately exercisable warrants and 21,667 shares issuable pursuant to options exercisable within 60 days of November 27, 2007.

(10)                            Includes 100,000 shares issuable pursuant to immediately exercisable warrants.

(11)                            Raymond J. Dunn, III has voting and dispositive power on behalf of Latin Healthcare Investments, LLC.

(12)                            Includes 1,250,000 shares issuable pursuant to immediately exercisable warrants.

(13)                            Includes 166,667 shares issuable pursuant to immediately exercisable warrants.

(14)                            Includes 83,333 shares issuable pursuant to immediately exercisable warrants.

(15)                            Norman Roberts has voting and dispositive power on behalf of the Norman C. Roberts Trust.

(16)                            Includes 166,667 shares issuable pursuant to immediately exercisable warrants.

(17)                            Valens Offshore SPV I, Ltd. is managed by Valens Capital Management, LLC (“VCM”). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM, and share voting and investment power over the securities.

(18)                            Includes 833,333 shares issuable pursuant to immediately exercisable warrants.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 160,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 2,750,000 shares have been designated Series A convertible preferred stock, 6,250,000 shares have been designated Series B convertible preferred stock, 100,000 shares have been designated Series B-1 convertible preferred stock and 325,000 shares have been designated Series C convertible preferred stock.

The following is a summary of the material terms of our capital stock. You should refer to our Restated Certificate of Incorporation, as amended, and Restated Bylaws for more detailed information.

Common Stock

As of November 27, 2007, 51,224,649 shares of our common stock were outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to limitations under Delaware law and preferences that apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

As of November 27, 2007, no shares of Series A, Series B, Series B-1 or Series C convertible preferred stock were outstanding.

Transfer Agent and Registrar; Market

The transfer agent and registrar for our common stock is Computer Share. Our common stock is quoted on the OTC Bulletin Board, under the symbol “CRDT”.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission (the “Commission”);

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each selling stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. In addition, the Company has advised each selling stockholder that the Commission currently takes the position that coverage of short sales “against the box” prior to the effective date of the registration statement of which this prospectus is a part would be a violation of Section 5 of the Securities Act, as described in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporate Finance.

If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, San Diego, California.

EXPERTS

The financial statements for the years ended December 31, 2006, 2005 and 2004 appearing in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference into this prospectus and the registration statement have been audited by KBA Group LLP, independent registered public accounting firm, to the extent and for the periods indicated in their report appearing therein, and are incorporated by reference in reliance upon such report and upon the authority of such firm as an expert in accounting and auditing.

ADDITIONAL INFORMATION

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We have also filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of the contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed or incorporated by reference as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.

We make available on or through our website at www.crdentia.com, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish such reports to the SEC. A copy of the registration statement, the exhibits and schedules thereto and any other document we file with the SEC may be inspected without charge, or copies may be obtained, at the SEC’s Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains our registration statement and the other documents that we file electronically with the SEC. The address of the SEC’s website is www.sec.gov. In addition, we will provide to each person to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Crdentia Corp., 5001 LBJ Freeway, Suite 850, Dallas, Texas 75244, telephone (972) 850-0780.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 000-31152. We incorporate by reference the following information that has been filed with the SEC:

•                  our Annual Report on Form 10-K for the year ended December 31, 2006 (as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2006);

•                  our Quarterly Report on Form 10-Q for the period ended March 31, 2007;

•                  our Quarterly Report on Form 10-Q for the period ended June 30, 2007;

•                  our Quarterly Report on Form 10-Q for the period ended September 30, 2007;

•                  our Definitive Proxy Statement filed on October 5, 2007; and

•                  each of our Current Reports on Form 8-K filed with the SEC on January 1, 2007, January 29, 2007, February 8, 2007, February 14, 2007, March 6, 2007, March 14, 2007, March 20, 2007, March 30, 2007, April 10, 2007, April 18, 2007, April 30, 2007, May 9, 2007, May 25, 2007, June 29, 2007, July 6, 2007, July 18, 2007, August 14, 2007, September 20, 2007, October 29, 2007, November 1, 2007, November 15, 2007 and November 28, 2007.

7,533,333 Shares

Common Stock

PROSPECTUS

December 18, 2007